Exhibit 15.2

FORM OF LETTER TO STOCKHOLDERS

VISKASE COMPANIES, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights Distributed
to Stockholders of Viskase Companies, Inc.

November   , 2017

Dear Stockholder:

This letter is being distributed by Viskase Companies, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (“Common Stock”) at 5:00 p.m., New York City time, on November   , 2017 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) by the Company of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock of the Company. The Rights and underlying shares of Common Stock are described in the Offering Circular dated November   , 2017 (the “Offering Circular “), a copy of which accompanies this letter.

The Company is offering an aggregate of up to 16,666,666 shares of Common Stock in the Rights Offering, as described in the Offering Circular, at a subscription price of $3.00 per share (the “Subscription Price”).

The Rights will expire and cease to have any value if not exercised prior to 5:00 p.m., New York City time, on December   , 2017 (the “Expiration Date”), unless the Rights Offering is extended.

As described in the accompanying Offering Circular, you will receive one Right for each share of Common Stock owned at 5:00 p.m., New York City time, on the Record Date. The Rights will be evidenced by a non-transferable subscription rights certificate (a “Rights Certificate”). Each Right will allow you to subscribe for 0.45632095 shares of Common Stock at the Subscription Price (the “Basic Subscription Right”). For example, if you owned 1,000 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 1,000 Rights and would have the right to purchase 456 shares of Common Stock (456.32095 rounded to the nearest whole number) at the Subscription Price (for a total payment of $1,368.00). If you exercise your Basic Subscription Right in full, subject to the allocation described below, you will be entitled to an oversubscription privilege to purchase at the Subscription Price additional shares of Common Stock that have not been purchased by other holders pursuant to their Basic Subscription Rights (the “Oversubscription Privilege”).

If an insufficient number of shares are available to fully satisfy all oversubscription requests, then the Company will allocate the available shares among the holders exercising the Oversubscription Privilege pro rata according to the number of Basic Subscription Rights exercised by each such holder in relation to the Basic Subscription Rights exercised by all such holders.

The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Right and the Oversubscription Privilege will be rounded to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers no more than 16,666,666 shares of Common Stock in the Rights Offering.

Enclosed are copies of the following documents:

1.              Offering Circular;

2.              Rights Certificate;

3.              Instructions as to Use of Viskase Companies, Inc. Rights Certificates; and

4.              A return envelope addressed to American Stock Transfer and Trust Co., LLC (the “Subscription Agent”).

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and Oversubscription Privilege, to the Subscription Agent, as indicated in the Offering Circular. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any uncertified checks, prior to 5:00 p.m., New York City time, on the Expiration Date.

All exercises of Basic Subscription Rights and Oversubscription Rights are irrevocable.

Additional copies of the enclosed materials may be obtained from the Company. The Company’s telephone number is (630) 874-0700.

Very truly yours,

Viskase Companies, Inc.